This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated August 3, 2001, and the related Letter of Transmittal and is being made to all holders of Shares. However, the Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of that jurisdiction. In any jurisdiction the securities laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Rights to Purchase Preferred Stock)
of
FARGO ELECTRONICS, INC.
at
$7.25 Net Per Share
by
Rushmore Acquisition Corp.
a wholly-owned subsidiary of
ZEBRA TECHNOLOGIES CORPORATION

    Rushmore Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Zebra Technologies Corporation, a Delaware corporation ("Zebra"), is offering to purchase all outstanding shares of common stock, including the associated rights to purchase preferred stock (collectively, the "Shares"), of Fargo Electronics, Inc., a Delaware corporation ("Fargo"), at $7.25 per Share, net to the seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2001, and in the related Letter of Transmittal (together with the Offer to Purchase and any amendments or supplements thereto, the "Offer").

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, AUGUST 30, 2001, UNLESS EXTENDED.

    The Offer is being made pursuant to the Acquisition Agreement dated as of July 31, 2001 (the "Acquisition Agreement"), by and among Zebra, Merger Sub and Fargo, pursuant to which, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Fargo, with Fargo surviving the merger as a wholly-owned subsidiary of Zebra (the "Merger"). In the Merger, each outstanding Share (other than Shares owned by Merger Sub, Fargo, Zebra, or any subsidiary of Fargo or Zebra or Shares which (a) dissent from the Merger in accordance with the provisions of Section 262 of the Delaware General Corporation Law, as amended (the "DGCL"), and (b) are held by stockholders who have properly exercised and perfected appraisal rights under Section 262 of the DGCL) will be converted into the right to receive the Offer Price, without interest, as set forth in the Acquisition Agreement and described in the Offer to Purchase.

    The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares that would constitute a majority of the outstanding Shares on a fully diluted basis as of the date the Shares are accepted for payment pursuant to the Offer and (b) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    The Board of Directors of Fargo has unanimously (1) determined that the Offer and the Merger and the other transactions contemplated in the Acquisition Agreement are advisable and are fair to and in the best interests of Fargo and the holders of Shares, (2) recommended that holders of Shares tender their Shares in the Offer and, if the matter is submitted to the Fargo stockholders, approve the Merger, and (3) approved the Acquisition Agreement, the Offer and the Merger and the other transactions contemplated by the Acquisition Agreement.

    Zebra has entered into stockholder agreements dated as of July 31, 2001 with all of Fargo's directors and executive officers and several entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc. pursuant to which these individual and entities have, among other things, agreed to validly tender (and not withdraw) all of their Shares into the Offer. On July 31, 2001, these individuals and entities owned 5,253,350 Shares, constituting approximately 44.68% of the then outstanding Shares.

    For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Merger Sub and not withdrawn as, if and when Merger Sub gives oral or written notice to Mellon Investor Services LLC (the "Depositary") of Merger Sub's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Merger Sub and transmitting payment to tendering stockholders. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for the Shares or timely confirmation of book-entry transfer of the Shares into the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in Section 2 of the Offer to Purchase, (b) a properly completed and duly executed Letter of Transmittal (or facsimile of it) with any required signature guarantees or, in the case of book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (c) any other documents required by the Letter of Transmittal. The per share consideration paid to any holder of Shares pursuant to the Offer will be the highest per Share consideration paid to any other holder of Shares pursuant to the Offer. Under no circumstances will interest be paid by Merger Sub on the purchase price of the Shares, regardless of any extension of the Offer or any delay in making payment.

    The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, August 30, 2001, unless and until Merger Sub, in its sole discretion (but subject to the terms of the Acquisition Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Merger Sub, shall expire.

    Merger Sub expressly reserves the right, in its reasonable discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in the Offer to Purchase by giving oral or written notice of such termination or postponement to the Depository and making a public announcement thereof.

    Merger Sub also expressly reserves the right, in its sole discretion (but subject to the terms of the Acquisition Agreement), at any time or from time to time, and regardless of whether or not any of the events set forth in Section 15 of the Offer to Purchase shall have occurred or shall have been determined by Merger Sub to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of the extension to the Depositary. Merger Sub shall not have any obligation to pay interest on the purchase price for tendered Shares in the event Merger Sub exercises its right to extend the period of time during which the Offer is open. There can be no assurance that Merger Sub will exercise its right to extend the Offer. Any extension will be followed by a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw the stockholder's Shares.

    Merger Sub may, but is not required to, subject to the terms of the Acquisition Agreement, provide a subsequent offering period in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), following the Expiration Date. A subsequent offering period is an additional period of time from three to 20 business days in length, beginning after Merger Sub purchases Shares tendered in the Offer, during which time stockholders may tender, but not withdraw, their Shares and receive the Offer Price. Under Rule 14d-7 of the Exchange Act, no withdrawal rights apply to Shares tendered during a subsequent offering period, and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

    Except as otherwise provided below, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless earlier accepted for payment and paid for by Merger Sub pursuant to the Offer, may also be withdrawn at any time on or after October 1, 2001. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary as set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of the certificates, the serial numbers shown on the certificates must be submitted to the Depositary and, unless the Shares have been tendered by an Eligible Institution (as defined in Section 2 of the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with DTC's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 of the Offer to Purchase at any time before the Expiration Date.

    The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Fargo's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

    In general, the receipt of cash by holders of Shares pursuant to the Offer and/or the Merger will constitute a taxable transaction for United States federal income tax purposes. Because the tax consequences to a particular holder may differ based on that holder's particular circumstances, each holder should consult his, her or its own tax advisor regarding the tax consequences of the Offer and the Merger.

    The information required to be disclosed by Rule 14d-6(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

    The Offer to Purchase and the related Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer.

    Requests for copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Merger Sub's expense.

    The Information Agent for the Offer is:

Mellon Investor Services LLC
44 Wall Street, 7th Floor
New York, New York 10271

For information, please call:
Toll Free: (800) 261-8056

    The Dealer Manager for the Offer is:

U.S. Bancorp Piper Jaffray
800 Nicollet Mall J1012005
Minneapolis, Minnesota 55402-7020
Call Toll Free: (800) 333-6000

August 3, 2001